[LETTERHEAD OF SAFE AUTO INSURANCE GROUP, INC.]
VIA EDGAR AND FACSIMILE
January 6, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Safe Auto Insurance Group, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-120261
Ladies and Gentlemen:
In accordance with Rule 477 under the Securities Act of 1933, as amended, Safe Auto Insurance Group, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended, together with all exhibits thereto (the “Registration Statement”). The Company has determined not to proceed at this time with the initial public offering of the Company’s common shares as contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission, and no common shares of the Company have been or will be issued or sold pursuant to the Registration Statement.
Please provide a copy of the order granting the withdrawal of the Registration Statement to our legal counsel, Ronald A. Robins, Jr., by facsimile at (614) 719-4926. If you have any questions with regard to this request for withdrawal, please contact Mr. Robins at (614) 464-6223.
Very truly yours,
SAFE AUTO INSURANCE GROUP, INC.
By: /s/ Ari Deshe
Name: Ari Deshe
Title: Chairman and Chief Executive Officer